FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 17, 2023
Commission File Number: 001-10306

NatWest Group plc

Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X           Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___       No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
17 October 2023
Transaction in Own Shares
NatWest Group plc (the 'Company' or 'NWG') announces today that it has purchased the following number of ordinary shares in the Company with a nominal value of £1.0769* each ('Ordinary Shares') from UBS AG, London Branch ('UBS').

Aggregated information:

Date of purchase	Number of Ordinary Shares purchased	Highest price paid: (GBp)	Lowest price paid: (GBp)	Volume weighted average price paid per share (GBp)	Venue
17 October 2023	228,093	230.90	228.30	229.8390	LSE
17 October 2023	85,841	230.70	228.50	229.9448	CHIX
17 October 2023	234,446	230.60	228.40	229.7598	BATE

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share
Such purchases form part of the Company's existing share buyback programme and were effected pursuant to the instructions issued by the Company to UBS on 31 July 2023, as announced on 31 July 2023.

The Company intends to cancel the repurchased Ordinary Shares.

Following the settlement of the above transactions, NWG will hold 204,901,990 Ordinary Shares in treasury and have 8,862,407,220 Ordinary Shares in issue (excluding treasury shares).

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Transaction details
In accordance with Article 5(1)(b) of Regulation (EU) No.596/2014 as it applies in the UK (Market Abuse Regulation), a full breakdown of the individual trades made by UBS on behalf of the Company as part of the buyback programme is detailed below:

Transaction Date	Time	Time Zone	Volume (shares)	Price (GBp)	Trading Venue	MatchID
17 October 2023	08:03:14	BST	8453	228.40	BATE	1480552
17 October 2023	08:08:05	BST	8442	229.50	BATE	1484850
17 October 2023	08:14:20	BST	5175	230.10	BATE	1490366
17 October 2023	08:14:20	BST	1548	230.10	BATE	1490364
17 October 2023	08:14:20	BST	1548	230.10	BATE	1490362
17 October 2023	08:20:12	BST	7828	230.10	BATE	1495844
17 October 2023	08:28:10	BST	3321	229.00	BATE	1502518
17 October 2023	08:28:10	BST	5693	229.00	BATE	1502516
17 October 2023	08:36:41	BST	8633	229.10	BATE	1511497
17 October 2023	08:47:15	BST	9268	229.80	BATE	1522514
17 October 2023	08:58:47	BST	4323	230.20	BATE	1535818
17 October 2023	08:58:47	BST	1786	230.20	BATE	1535816
17 October 2023	08:58:47	BST	3415	230.20	BATE	1535814
17 October 2023	09:11:43	BST	5445	230.00	BATE	1549938
17 October 2023	09:11:43	BST	2567	230.00	BATE	1549936
17 October 2023	09:22:48	BST	6646	230.20	BATE	1560189
17 October 2023	09:22:48	BST	2457	230.20	BATE	1560187
17 October 2023	09:38:35	BST	793	229.80	BATE	1574153
17 October 2023	09:38:35	BST	8752	229.80	BATE	1574151
17 October 2023	10:01:36	BST	1913	229.50	BATE	1595624
17 October 2023	10:01:36	BST	6942	229.50	BATE	1595622
17 October 2023	10:19:40	BST	2905	229.90	BATE	1609609
17 October 2023	10:19:40	BST	4948	229.90	BATE	1609607
17 October 2023	10:19:40	BST	209	229.90	BATE	1609611
17 October 2023	10:36:15	BST	8137	229.20	BATE	1622870
17 October 2023	10:57:37	BST	1672	228.90	BATE	1638423
17 October 2023	10:57:37	BST	6638	228.90	BATE	1638421
17 October 2023	11:15:43	BST	8052	228.90	BATE	1648316
17 October 2023	11:29:27	BST	9502	229.00	BATE	1655974
17 October 2023	11:38:00	BST	3920	229.00	BATE	1660164
17 October 2023	11:38:00	BST	5191	229.00	BATE	1660162
17 October 2023	12:03:46	BST	8520	230.40	BATE	1673005
17 October 2023	12:25:20	BST	1649	229.80	BATE	1684477
17 October 2023	12:25:20	BST	3657	229.80	BATE	1684475
17 October 2023	12:25:20	BST	3014	229.80	BATE	1684473
17 October 2023	12:51:15	BST	821	230.10	BATE	1697813
17 October 2023	12:51:15	BST	8732	230.10	BATE	1697811
17 October 2023	13:12:02	BST	4403	230.30	BATE	1709992
17 October 2023	13:12:02	BST	324	230.30	BATE	1709990
17 October 2023	13:12:02	BST	4321	230.30	BATE	1709996
17 October 2023	13:12:02	BST	136	230.30	BATE	1709994
17 October 2023	13:30:33	BST	8153	230.40	BATE	1721284
17 October 2023	13:45:19	BST	1749	230.50	BATE	1733049
17 October 2023	13:45:19	BST	7839	230.50	BATE	1733047
17 October 2023	14:06:55	BST	8211	230.50	BATE	1752191
17 October 2023	14:26:02	BST	7846	230.60	BATE	1768450
17 October 2023	14:30:00	BST	7409	230.30	BATE	1773484
17 October 2023	14:30:00	BST	700	230.30	BATE	1773482
17 October 2023	14:30:00	BST	57	230.30	BATE	1773480
17 October 2023	14:30:00	BST	783	230.30	BATE	1773478
17 October 2023	08:03:57	BST	37	228.50	CHIX	1481127
17 October 2023	08:03:57	BST	712	228.50	CHIX	1481120
17 October 2023	08:03:58	BST	890	228.50	CHIX	1481138
17 October 2023	08:14:20	BST	8745	230.10	CHIX	1490360
17 October 2023	08:50:20	BST	1389	229.80	CHIX	1526029
17 October 2023	08:50:20	BST	6500	229.80	CHIX	1526027
17 October 2023	08:50:20	BST	1610	229.80	CHIX	1526025
17 October 2023	09:35:07	BST	369	230.00	CHIX	1570225
17 October 2023	09:35:07	BST	8830	230.00	CHIX	1570223
17 October 2023	10:20:40	BST	3189	229.90	CHIX	1610378
17 October 2023	10:20:40	BST	6025	229.90	CHIX	1610376
17 October 2023	11:15:43	BST	8328	228.90	CHIX	1648314
17 October 2023	11:44:17	BST	5503	229.00	CHIX	1663205
17 October 2023	12:07:26	BST	9156	230.30	CHIX	1675161
17 October 2023	13:08:22	BST	401	230.70	CHIX	1707674
17 October 2023	13:08:22	BST	7487	230.70	CHIX	1707672
17 October 2023	13:49:00	BST	2613	230.10	CHIX	1736888
17 October 2023	13:49:00	BST	5274	230.10	CHIX	1736886
17 October 2023	14:26:02	BST	8783	230.60	CHIX	1768448
17 October 2023	08:01:43	BST	6870	228.30	LSE	1479063
17 October 2023	08:08:05	BST	6176	229.50	LSE	1484852
17 October 2023	08:16:07	BST	6096	229.90	LSE	1492152
17 October 2023	08:23:20	BST	6681	229.80	LSE	1498412
17 October 2023	08:36:20	BST	6811	229.10	LSE	1511167
17 October 2023	08:42:33	BST	6635	229.90	LSE	1517438
17 October 2023	08:43:01	BST	6836	229.80	LSE	1517902
17 October 2023	08:52:57	BST	6829	229.90	LSE	1529163
17 October 2023	09:06:45	BST	6032	230.30	LSE	1542794
17 October 2023	09:22:48	BST	6313	230.20	LSE	1560191
17 October 2023	09:37:42	BST	7240	229.80	LSE	1573182
17 October 2023	09:55:38	BST	6531	229.20	LSE	1590163
17 October 2023	10:20:47	BST	6255	229.80	LSE	1610495
17 October 2023	10:30:15	BST	4837	229.10	LSE	1617819
17 October 2023	10:30:15	BST	1834	229.10	LSE	1617817
17 October 2023	10:41:39	BST	6303	229.10	LSE	1626574
17 October 2023	10:47:26	BST	6531	228.80	LSE	1630821
17 October 2023	11:01:25	BST	2450	229.00	LSE	1641145
17 October 2023	11:01:25	BST	3693	229.00	LSE	1641143
17 October 2023	11:26:50	BST	416	229.30	LSE	1654623
17 October 2023	11:26:50	BST	5606	229.30	LSE	1654621
17 October 2023	11:29:27	BST	6631	229.00	LSE	1655976
17 October 2023	11:41:40	BST	6505	229.00	LSE	1662178
17 October 2023	11:52:03	BST	4411	230.00	LSE	1667214
17 October 2023	11:52:03	BST	1800	230.00	LSE	1667212
17 October 2023	11:52:03	BST	7308	230.00	LSE	1667209
17 October 2023	12:06:00	BST	6303	230.40	LSE	1674353
17 October 2023	12:30:05	BST	6974	229.90	LSE	1687272
17 October 2023	12:51:15	BST	6437	230.10	LSE	1697815
17 October 2023	13:05:02	BST	6299	230.50	LSE	1705593
17 October 2023	13:23:20	BST	606	230.70	LSE	1716456
17 October 2023	13:23:20	BST	5551	230.70	LSE	1716454
17 October 2023	13:24:19	BST	6786	230.70	LSE	1717010
17 October 2023	13:33:52	BST	5870	230.90	LSE	1724176
17 October 2023	13:51:30	BST	6376	230.20	LSE	1739426
17 October 2023	14:06:55	BST	6879	230.50	LSE	1752193
17 October 2023	14:07:52	BST	3827	230.30	LSE	1753089
17 October 2023	14:07:52	BST	2662	230.30	LSE	1753091
17 October 2023	14:21:03	BST	5970	230.30	LSE	1764390
17 October 2023	14:30:00	BST	6508	230.30	LSE	1773476
17 October 2023	14:30:00	BST	350	230.30	LSE	1773474
17 October 2023	14:30:00	BST	234	230.30	LSE	1773472
17 October 2023	14:33:57	BST	595	230.90	LSE	1783350
17 October 2023	14:33:57	BST	1539	230.90	LSE	1783348
17 October 2023	14:33:57	BST	1400	230.90	LSE	1783346
17 October 2023	14:33:57	BST	1766	230.90	LSE	1783344
17 October 2023	14:33:57	BST	1531	230.90	LSE	1783342

Date: 17 October 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary